Pharma-Bio Serv, Inc.
Sardinera Beach Building Suite 2
Marginal Costa de Oro
Dorado, Puerto Rico 00646

July 11, 2006

Securities and Exchange Commission
Washington, DC 20549
Attention:      Karen J. Garnett, Esq.
Assistant Director

Re:	Pharma-Bio Serv, Inc.
Registration Statement on Form SB-2
File No. 333-132847

Ladies and Gentlemen:

Pharma-Bio Serv, Inc. (the “Company”), is filing amendment No. 1 to the captioned registration statement on Form SB-2 in response to the questions raised by the Commission in its letter of comments dated April 28, 2006. Set forth below is the Company’s response to Commission’s comments.

As a preliminary note, the Company has restated its certificate of incorporation to increase the number of authorized shares of preferred stock and common stock. As a result, all of the shares of series A preferred stock were converted into shares of common stock and the warrants issued in the January 2006 private placement became exercisable. The amendment reflects as outstanding all of the shares of common stock issued upon conversion of the series A preferred stock, as well as an additional 14,401 shares that were issued as a result of the failure of the Company to file the registration statement in a timely manner.

General

1.
We note on the prospectus cover page and numerous other places throughout the prospectus references to an unidentified market and trading symbol for your shares. If there is currently no market for your common stock, Paragraph 16 of Schedule A and Item 501(a)(9)(iv) of Regulation S-B require you to include a fixed price or a price range in your prospectus, or the method used to calculate the price. Please revise to include a fixed price or the price range for the resales of your shares of common stock.

The selling stockholders intend to offer the common stock to the public within a fixed price range until a public market develops for the stock. The selling stockholders believe that a public market will have developed if, for ten consecutive trading days, at least two market markers place bids for the stock in the Pink Sheets or the OTC Bulletin Board. Accordingly, the following language is included on the prospectus cover, with comparable language under “Plan of Distribution”:

The selling stockholders have not engaged any underwriter in connection with the sale of their shares of common stock. Because there is no trading market in our common stock as of the date of this prospectus, the selling stockholders intend to sell any shares in the public market at prices ranging from $1.00 to $2.00 per share until a public market develops for the common stock. Once a public market develops for the common stock, the selling stockholders may sell their shares of common stock in the public market based on the market price at the time of sale or at negotiated prices. The selling stockholders may also sell their shares in transaction that are not in the public market in the manner set forth under “Plan of Distribution.”

2.
Based on the maximum aggregate offering price included in the fee table, it appears that your common stock may be classified as “penny stock,” as defined in Rule 3a51-1 of the Securities Exchange Act of

Securities and Exchange Commission
July 11, 2006

1934 and subject to the requirements of Rule 15g of the Exchange Act. Please revise your disclosure to include a risk factor describing the limitations that will be faced by brokers and dealers seeking to make a market in your stock in the event that you are classified as a penny stock. If you believe your stock will not be a penny stock, please describe to us in detail the basis for your belief.

The Risk Factor section has been revised to include a Risk Factor describing the penny stock risks.

3.
Your disclosure in various places throughout the prospectus relies upon outstanding share numbers but often does not state the number of common shares assumed to be outstanding. In addition, it appears that you have used different totals for your disclosure in various places but do not indicate what the totals are or what they were based upon. For example, your selling stockholder table on page 14 appears to assume the conversion of all series A preferred shares and the exercise of all warrants issued in the January 2006 private placement, whereas the disclosure regarding principal stockholders on page 35 does not assume any such conversion of stock or exercise of warrants. Please clarify throughout the assumptions underlying your disclosure of share numbers and percentages.

The number of outstanding shares of common stock, as a result of the conversion of the series A preferred stock and the issuance of 14,401 shares of common stock as liquidated damages, is 18,315,001 shares. This number is used throughout the prospectus. In computing the beneficial ownership of the principal stockholders, however, beneficial ownership was determined in accordance with Regulation 13d-3 of the Commission under the Securities Exchange Act. An explanation of the method of determining the percentage beneficial ownership of each person listed in the principal stockholders’ table is included in a paragraph following the table.

Cover Page

4.
We note a reference to “series B preferred” stock in the final sentence of the first paragraph on the cover page; however, you do not appear to have authorized or issued any series B preferred stock. Please revise or advise.

The reference to series B preferred stock was a typographical error. However, since there are no longer any shares of any series of preferred stock outstanding, the reference to preferred stock on the cover page has been deleted.

5.
Since there is no assurance that your securities will be quoted on any exchange following effectiveness of the registration statement, please remove the third paragraph on the cover page referring to the last reported sales price of your stock on “the [Market].”

The language relating to an existing market in the common stock has been removed.

6.	Please highlight the cross reference to your risk factors section by prominent type or some other manner. See Item 501(a)(5).

The cross reference to the risk factors section is in bold type.

7.	If you intend to use the prospectus prior to its effective date, please include the language required by Item 501(a)(10) of Regulation S-B.

We do not intend to use the prospectus prior to its effective date.

Securities and Exchange Commission
July 11, 2006

Prospectus Summary, page 3

8.
Please revise your summary to briefly describe the business you conducted as Lawrence Consulting prior to the Plaza acquisition, and to disclose whether you intend to continue the business of Lawrence Consulting.

The Prospectus Summary has been revised to include information on the business conducted by Lawrence and to state that the Company is not continuing that business.

9.
Please revise your prospectus summary and business section to provide a brief but clear description of the services that you provide. Your description should omit or explain short-hand industry jargon that may not be understood by an average investor, including terminology such as “value-added consulting services,” “validation and qualification,” “technology transfer and post-approval changes,” “technical documentation,” “microbiology/biocontrol,” and “process support and project management.”

The language referred to in your comment letter has been changed in the summary and the business section to describe the nature of the services rendered and the nature of the regulatory process that we serve in clearer language.

10.
Please revise your disclosure throughout to make it consistent with the final paragraph on page 3, which states that “we,” “us” and similar terminology refers to Pharma Bio after the merger with Plaza, and historical uses of these terms refer solely to Plaza. For example, we note your use of the term `’we” in the penultimate paragraph on page 3 to refer to Lawrence Consulting Group on a historical basis, rather than Plaza.

In response to your comments, the prospectus has been revised, where appropriate, so that the references to “we” and “us” refer to Pharma-Bio Serv after the commencing with the acquisition of Plaza and the consummation of the private placement which occurred contemporaneously with the acquisition, and, with respect to historical information, these terms refer solely to Plaza.

11.	Rather than using “Company” to refer to your company, use your actual company name or a shortened version of it throughout your prospectus.

Consistent with our response to Comment 10, the prospectus has been revised to eliminate the reference to “the Company” in the narrative portion of the prospectus.

Organization; Merger, page 3

12.
Your first reference to “Plaza” appears under this heading; however, you have not previously identified what or who “Plaza” is. Please revise to identify Plaza Consulting Group, Inc. prior to referring to “Plaza.”

The Prospectus Summary has been revised so that the first reference to Plaza Consulting Group, Inc. defines that entity as “Plaza.”

13.
Please expand your disclosure under this heading to clearly describe the mechanics of the merger. This disclosure should detail the relationship between you and Plaza Acquisition Corp., the consideration paid and to be paid by you and the source of such consideration, the identities of the parties receiving the consideration and any related agreements between you and past or present officers, directors or other

Securities and Exchange Commission
July 11, 2006

controlling persons of Lawrence Consulting or Plaza.

The section in the Prospectus Summary entitled “Organization, Merger” has been revised to include the requested disclosure.

Stock Distribution, page 4

14.	Please revise to clarify whether you distributed stock on a two-for-one basis or a one-for--one basis.

The language under “Stock Distribution” has been revised as follows, to make more clear the nature of the stock distribution.

“On January 24, 2006, we effected a share distribution with respect to our common stock pursuant to which we issued one additional share of common stock for each share of common stock outstanding on the record date, January 24, 2006.”

Issuance of Securities to the Selling Stockholders, page 4

15.
Please revise the next-to-last sentence of the first paragraph under this heading to clarify that you issued the warrants to purchase 1,439,892 shares of common stock to the broker in the private placement, as partial compensation, if true.

The sentence has been revised to make it clear that the warrants to purchase 1,439,892 shares were issued to brokers as compensation.

16.
Please revise to disclose the conversion ratio of Series A preferred stock into common stock. Also, please explain why the Series A preferred stock will convert automatically and whether the conversion has already taken place.

As noted in the introductory paragraph of this letter, the series A preferred stock was automatically converted into common stock as a result of the filing of a restated certificate of incorporation on April 25, 2006. The conversion ratio was 13.616 shares of common stock for each share of preferred stock. The certificate of designation for the series A preferred stock provides for the automatic conversion of the series A preferred stock into common stock upon the filing of a certificate of amendment to the Corporation’s certificate of incorporation which increases our authorized capital stock to 10,000,000 shares of preferred stock and 50,000,000 shares of common stock. This amendment was included in the restated certificate of incorporation that was filed with the Secretary of State of Delaware on April 25, 2006, and the series A preferred stock was automatically converted into common stock on that date.

The Offering, page 4

17.
Please revise the third row of information under this heading to clarify that 26,300,000 shares represents the number of shares that will be outstanding after the exercise of the warrants, regardless of the status of this offering.

The caption on the third row in the table under “The Offering” has been revised to read “Common Stock to be Outstanding After Exercise of Investor Warrants.”

Summary Financial Information, page 5,

18.	Please revise so that all amounts shown agree to the related amounts in the financial statements.

Securities and Exchange Commission
July 11, 2006

Specifically, we note that net income for the year ended October 31, 2005 and retained earnings (deficiency) as of January 31, 2006 do not agree to the amounts shown in the financial statements.

The Summary Financial Information has been corrected to conform to the financial statements and updated to include information at April 30, 2006 and for the six months ended April 30, 2006 and 2005.

Risk Factors, page 6

19.	Please include a risk factor related to your loss of status as an N Corporation under Puerto Rican law which quantifies the impact such loss has had and is expected to have on your operating results.

We do not believe that the loss of N Corporation status constitutes a risk, since it is a known condition -we are now subject to a tax on net income of approximately 39% or 41.5%, depending on the period. The discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” has been expanded to show the tax provision and net income on a pro forma basis.

20.	Please tell us what consideration you gave to including a risk factor discussing any issues you may face in connection with your recent merger with Plaza.

We do not believe that there are any risks that relate to the merger with Plaza. The Risk Factors section does discuss of risks that relate to Plaza’s business. There are no continuing liabilities or contract obligations relating to the business of Lawrence prior to the merger with Plaza.

21.	Certain of your risk factor headings merely state a fact but fail to identify the risk associated with that fact. Examples include:

•	“Because the pharmaceutical industry is subject to government regulations, our business may be affected by changes in government regulations,” on page 7
•	“We are dependent on our management and we need to engage skilled personnel,” on page 9
•	“No dividends,” on page 11

Please review and revise your risk factor headings, as necessary, to identify the risk described in each case.

The Risk Factor headings have been revised, and, where appropriate, have been changed to focus on the nature of the risk.

Our cash requirements include payments totaling $8.25 million due to Elizabeth Plaza, page 7

22.	Please include in your disclosure the additional contingent payment described in the final paragraph on page 20.

The amount of the additional contingent payment to Elizabeth Plaza has been determined. The amount is approximately $88,000, which we paid on June 15, 2006. Accordingly, we do not believe that the disclosure of this payment in the risk factor is necessary. The language in the MD&A has been changed to reflect the amount and status of the payment.

Changes in the United States tax laws may affect the development of the pharmaceutical industry in Puerto Rico which could significantly impair our business, page 7

23.	Please revise to identify any businesses, of which you are aware, that have decreased or discontinued their

Securities and Exchange Commission
July 11, 2006

Puerto Rican operations as a result of the loss of tax benefits described under this risk factor heading.

The risk factor has been revised and expanded to reflect risks related to Puerto Rico operations other than the loss of tax benefits. The risk factor is now headed: “The willingness of companies in the pharmaceutical and related industries to conduct business in Puerto Rico could significantly impair our business by reducing the need for our services.” This risk factor has three subparts, one of which contains the risk relating to the expiration of the tax benefits. This subpart states that we are aware of one company that has decided to close its Puerto Rico operations as a result of the change in tax law. For the information of the staff, that corporation is Watson Pharmaceutical Co. Also, for the information of the staff, on June 1, 2006, Schering-Plough, our largest client, announced that it is significantly reducing the scope of its operations in Puerto Rico by closing one of its two facilities in Puerto Rico and reducing its staff at the remaining facility. Disclosure of this reduction is included in the third subpart of this risk factor.

We will not be able to continue to grow unless we consummate acquisitions or enter markets outside of Puerto Rico, page 10

24.
You have described several risks under this heading, including a risk of dilution to current shareholders, a possible failure to obtain funding for growth and the possibility of expensive internal growth without commensurate reward. Please describe each material risk under a separate risk factor heading. In addition, we note your reference under this heading and elsewhere to “this memorandum,” a term typically reserved for private offering documents. Please revise these references to refer to this prospectus.

The reference to “memorandum” was corrected, and the risk factor was divided into three separate risk factors with the following headings: “We may not be able to continue to grow unless we consummate acquisitions or enter markets outside of Puerto Rico,” “If we identify a proposed acquisition, we may require substantial cash to fund the cost of the acquisition,” and “The issuance of securities, whether in connection with an acquisition or otherwise, may result in significant dilution to our stockholders.”

The registration and sales of common stock being sold pursuant to this prospectus may have a depressive effect upon the market price for our common stock, page 12

25.	Please revise your disclosure in the final sentence to describe the liquidated damages provisions referenced and to quantify your potential liability under those provisions.

We have deleted the reference to liquidated damages since the number of shares issuable as a result of the failure to file the registration statement as required by the subscription agreement has been determined and the shares have been issued and are included in the registration statement. The number of shares issued pursuant to the liquidated damages provision, 14,401, is disclosed in the prospectus summary under “Sale of Securities to the Selling Stockholders.”

Because we are not subject to compliance with rules requiring the adoption of certain corporate governance measures our stockholders have limited protections against interested director transactions, conflicts of interest and similar matters, page 12

26.
The disclosure under this heading creates the impression that there are certain provisions of Sarbanes-Oxley to which you are not yet subject but will be in the future. Since you are currently required to comply with all applicable Sarbanes-Oxley provisions now, please revise your disclosure to clarify this point.

We are not subject to the Sarbanes-Oxley rules relating to internal controls, although, we may be subject to those provisions for the fiscal year ending October 31, 2008. Further, although we have a board

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July 11, 2006

with a majority of independent directors and our audit committee is comprised solely of independent directors, since our stock is not listed on the Nasdaq Stock Market or a registered stock exchange, we are not subject to independent director requirements.

Forward-Looking Statements, page 13

27.	We note your reference to “this current report” in the final sentence under this heading. Since this is not a current report, please revise your disclosure accordingly.

The language under “Forward-Looking Statements” has been corrected.

Selling Stockholders, page 14

28.
Please confirm that all of the shares listed as offered for sale by each selling stockholder are shares obtained in the January, 2006 private placement. For example, we note that your 8-K filed on January 31, 2006 states that the LJP Family Partnership acquired 1,108,144 shares in the private placement while you are registering 1,158,144 of its shares for resale. Alternatively, describe any other issuance pursuant to which a selling stockholder obtained the shares it intends to sell.

The shares being sold by the selling stockholders are only the shares of common stock that were issued (a) upon conversion of the series A preferred stock in the January 2006 private placement, including the shares issued as liquidated damages for the failure to file the registration statement when required, and (b) upon exercise of warrants issued in that private placement. In order to avoid confusion, the table of selling stockholders has been revised to include only shares of common stock beneficially owned by and being sold by the selling stockholders.

29.
Please disclose the percentage ownership of any selling stockholder that will own more than 1% of your common stock after the offering. We note in this regard that it appears that LDP Family Partnership would own more than 1% of your stock if it sold all but 240,000 of its shares.

None of the selling stockholders other than San Juan Holdings will own more than 1% of our outstanding common stock after giving effect to the sale of all of the shares being offered by them. The 240,000 shares which were shown as beneficially owned by LDP Family Partnership are owned by Krovim LLC, of which Dov Perlysky, the husband of LDP Family Partnership’s general partner, Laya Perlysky, is the managing member of the manager. As noted in the response to question 28, the shares owned by Krovim are not included in the shares owned by LDP Family Partnership and Krovim is not a selling stockholder.

Plan of Distribution, page 16

30.
Please identify any selling shareholders who are broker-dealers or affiliates of broker dealers. We note in this regard your disclosure in the third full paragraph on page 18 that shareholders who are broker-dealers or affiliates of broker dealers will be deemed underwriters in connection with their sales.

Language has been included under “Plan of Distribution” to state that San Juan Holdings is affiliated with RD Capital Group, a broker-dealer. To the best of our knowledge no other selling stockholder is a broker-dealer or affiliated with a broker-dealer, although two selling stockholders are employees, but not affiliates, of broker-dealers.

Management’s Discussion and Analysis of Financial Condition and Plan of Operation, page 19

31.	We note your disclosure within risk factors, page 11, that your quarterly revenues, operating results

Securities and Exchange Commission
July 11, 2006

and profitability are likely to vary significantly from quarter to quarter due to various factors, including seasonality. If such seasonal impacts had a material impact on your financial condition or results of operations, please revise your MD&A to include a discussion of the seasonal aspects of your business. Refer to Item 303(b)(1)(vii) of Regulation S-B.

Although our business is affected by seasonal factors such as vacation and holiday work policies, we do not believe that our business is seasonal. However, because our business is based on performing services under contracts which relate to specific projects, there may be a lag between the completion of one project and the commencement of the following project. This lag may cause some decline in revenues and a related decline in gross margin. Language has been included in “Overview” in the MD&A to discuss this aspect of our business.

Overview, page 19

32.
Refer to your discussion of your fixed fee and time and materials contracts in the final paragraph on page 19. To the extent possible, please estimate the percentage of your revenue represented by each type of contract.

Language has been included under “Overview” to state that revenue from fixed fee contracts generally represents approximately 90% of total revenue and revenue from fixed-fee contracts generally represents approximately 10% of revenue.

33.
The second paragraph on page 20, as well as disclosure on page 22, states that three customers accounted for approximately 68.1% of your revenues for the three months ended January 31, 2006. This amount appears to be inconsistent with the disclosure on page 29, which indicates that your three largest customers accounted for over 80% of your revenues for that period. Please revise or advise. Also, please update the disclosure to discuss the status of the contract with your largest customer, which was scheduled to expire in March 2006.

The information in “Overview” has been expanded to discuss the percentage of revenue generated from major customers as well the reduction in business from one of these customers which has reduced the scope of its business in Puerto Rico and will be closing one of its two facilities in Puerto Rico. The language in the Business section is now consistent with the disclosure in the MD&A.

34.	Please revise your disclosure in the third paragraph on page 20 to name the company you acquired for $300,000.

The company was a business known as Integrated Validation Service which was owned by Mark Fazio. The language describing the purchase was revised to include the name of the business, which was not operated through a corporation or other entity, as follows:

On January 9, 2006, we acquired, for $300,000, from the individual who was our executive vice president and chief operating officer during February and March 2006, certain assets of Integrated Validation Service, a United States-based business that performs consulting services for the pharmaceutical and biotech industries. These assets include a client list and the validation compliance service business that was operated by that individual.

35.
Refer to the final paragraph on page 20. Please expand and revise your disclosure to more clearly describe the condition to closing described. In particular, explain how the “net tangible book value” of Plaza relates to the total consideration paid and to be paid to Elizabeth Plaza. We note in this regard that you have already paid Ms. Plaza significantly in excess of $5,500,000, based upon your disclosure in the final paragraph on page 36 and you are scheduled to pay Ms. Plaza an additional $8,250,000. In addition,

Securities and Exchange Commission
July 11, 2006

your statement that the excess of the $5,500,000 above the $2,000,000 is to be paid to Ms. Plaza appears to be inconsistent with subsequent disclosure that this “excess” amount is estimated to be $75,000. Finally, disclose when the final determination of this excess amount is to be made and when the payment obligation will be satisfied.

Pursuant to the merger agreement, in addition to the $8,250,000 of deferred payments, there are two payments due Ms. Plaza, one relating to the amount by which the net tangible book value exceeds $5,500,000, and the second relating to the income taxes that Ms. Plaza was required to pay while we were an N Corporation. We are required to reimburse Ms. Plaza for the income tax payable by her on the Company’s net income during the period from the December 1, 2005 until the closing date. These two payments have been calculated -- $88,161 with respect to the net tangible book value and $125,227 to reimburse her for the income tax which she was required to pay because Plaza was treated as an N Corporation under Puerto Rico law, which is similar to an S Corporation under the Internal Revenue Code. These amounts were paid to Ms. Plaza on June 15, 2006. The MD&A has been revised to reflect these amounts and payments.

Critical Accounting Policies and Estimates, page 21

36.
Your disclosure here that revenues from two of your major customers represented 61% of revenues for the year ended October 31, 2004 appears inconsistent with the amounts disclosed at page 29. Please reconcile these amounts.

The revenues from the two largest customers for the years ended October 31, 2005 and 2004 were 62.2% and 64.9%, respectively. The presentation in both places has been conformed.

Results of Operations, page 24

37.
Please revise your comparative analysis to discuss the reasons underlying identified quantitative changes in operating measures from period to period. For example, in the final paragraph on page 24 you state that revenues declined as a result of a decline in revenue from your largest customers but you do not state why revenue from these customers declined. By further way of example, your disclosure in the first paragraph on page 25 indicates that labor costs increased, but you do not indicate why those costs increased. Please revise your disclosure throughout your MD&A to cite the reasons behind changes from period to period. In addition, with respect to each material change identified, please state whether management believes that the change represents a trend and specify the actions management is taking to address the trend.

Language has been included under Results of Operation to discuss the reasons for the changes in the various line items and, where appropriate, whether such changes reflect an ongoing condition and what steps we are taking to address changes that have a negative impact on the results of operations.

38.
Please revise to explain why you have listed $611,000 for income taxes in the first chart on page 24 for the 3 months ended January 31, 2005 if, as stated in footnote (1) to the table, you were not subject to income tax in 2005.

The chart under “Results of Operations” has been revised to reflect only our actual income taxes. Since our status as an N Corporation changed on January 25, 2006, we were not subject to income tax prior to that date. We included pro forma information in a footnote to the table to show the effect that the payment of income taxes at the statutory rate would have on our net income for the periods shown.

Three Months Ended January 31, 2006 and 2005, page 24

39.	Please explain more clearly in the third full paragraph on page 25 what the increase in provision for

Securities and Exchange Commission
July 11, 2006

income tax means in terms of your revenues and/or income, whether this change will be permanent going forward and what caused the change.

Since we are no longer be taxed as an N Corporation, we will be subject to income taxes at the statutory rate. The discussion relating to the six months ended April 30, 2006 and 2005 includes language to that effect.

Liquidity and Capital Resources, page 26

40.
Please revise the third paragraph under this heading to clarify whether the conclusion that you will be able to satisfy your capital needs over the next 12 months includes your payment obligations to Ms. Plaza in connection with the Plaza acquisition and your obligations to Mr. Fazio in connection with your acquisition of his business.

The discussion under “Liquidity and Capital Resources” makes it clear that we believe that we will be able to satisfy our capital needs, including our obligations to Ms. Plaza, over the next twelve months. We do not believe it is necessary to include a reference to the obligations to Mr. Fazio, since all payments due to him have been made.

Business, page 26

41.
Please revise your business section to briefly describe the regulatory schemes that govern your customers’ businesses to the extent that your business involves helping your customers comply with those regulatory schemes.

The second paragraph under “Business” has been revised as set forth below to disclose more clearly the nature of the services which we perform and how they relate to the regulatory requirements of the FDA.

“Our mission is to provide high quality services to the pharmaceutical, biotech, medical device and related industries to maintain or improve their quality standards and competitive value.  A drug is considered to be adulterated if the method used in, or the facilities or controls used for, its manufacture, processing, packing or holding do not conform to or are not operated or administered in conformity with current good manufacturing practice of the Food and Drug Administration (“FDA”). These practice are designed to assure that the drug meets the requirements the regulations as to safety and meets the quality, strength and purity characteristics which the manufacturer claims. We assist our clients in complying with the government regulations by offering a full range of consulting services in the areas relating to compliance with the regulations.  In addition, we provide resources to support the introduction of new pharmaceutical products, environmental safety and occupational health, project management, training services and computer systems.  When the FDA finds that company is not in compliance with these practices, it may issue a list of observations, warning letter or require the company to enter into a consent decree by which the company agrees to take steps to correct its failure.  A company may be required to hire additional personnel or engage a non-affiliated third party to monitor its compliance with the consent decree.  The failure of the company to comply with good manufacturing practices, correct matters set forth in a warning letter or comply with the terms of a consent decree could result in penalties.  We provide experienced resources to assist our clients in complying with these requirements and meeting their compliance commitments with the FDA.”

Securities and Exchange Commission
July 11, 2006

Technical Consulting Services, page 28

42.
We note your reference to the 14 customers that represent the largest pharmaceutical, chemical manufacturing and biotechnology companies in Puerto Rico. Please tell us the basis for classifying these customers as “major” customers. In this regard, we note that only three of your customers accounted for 10% or more of revenues during the three months ended January 31, 2006.

We had considered our customers to be major in the sense that they are major companies in the industry. We have revised the language to eliminate the word “major” before “customers” to eliminate confusion.

Principal Customers, page 28

43.
Please identify by name any customer whose business with you represents 10% or more of your revenues. In addition, please file your agreements with these customers as Exhibits to your registration statement.

We have not listed the customers by name because of confidentiality agreements with the customers. For the information of the staff, the three largest customers are Schering-Plough, GlaxoSmithKline and Lily Del Caribe, with Schering-Plough being the largest customer in each of the periods. Although these clients each account for 10% or more of our revenue, we do not believe that the contracts need to be filed as exhibits since they are contracts which are standard in the industry and the nature of the services and our method of compensation are confidential.

44.
The total revenues attributed to your principal clients for the three months ended January 31, 2006 per the chart at page 29 exceed total revenues per your statement of income for that period. Please revise the amounts included in this table or explain to us why these amounts appear inconsistent.

The table has been corrected to reflect the correct amounts.

Competition, page 29

45.
Please explain why you chose to identify the companies named in the second paragraph under this heading. In particular, tell us whether you are the same size as and/or provide the same services as the identified companies.

The companies that are named in under “Competition” are major companies that offer the similar services to the pharmaceutical, biotechnology and chemical manufacturing industries. The named companies are considerably larger than we are and offer the same type of services as we perform, although, in terms of number of professionals in Puerto Rico, we have a larger presence in Puerto Rico.

Summary Compensation Table, page 32

46.
Please identify the dollar amount of any individual perquisite which represented more than 25% of the total perquisite amount. We note in this regard that each of Ms. Elizabeth Plaza and Ms. Nélida Plaza were provided perquisites for child care, tuition and “other personal expenses.” Refer to Item 402(b)(2)(iii)(C) of Regulation S-B.

During the year covered by the Summary Compensation Table, Plaza paid personal expenses of Elizabeth Plaza, who was Plaza’s sole stockholder. The term “personal expenses” is the most accurate way to describe the payments made on behalf of Ms. Plaza. No one category of expenses represents 25% or more of the

Securities and Exchange Commission
July 11, 2006

total.

The disclosure of expenses for Nélida Plaza has been revised to disclose the individual perquisites.

47.	Please expand the table to include the $8 million payment to Ms. Plaza in the year ended October 31, 2005.

We do not believe that the $8.0 million distribution paid to Ms. Plaza constitutes compensation under Item 402 of Regulation S-B. It constitutes a distribution paid on account of her stock ownership, which was not a preferential amount at a time when we were a privately owned company and all of our income was deemed to have been earned by Ms. Plaza under the Puerto Rico Internal Revenue Code. We believe that the narrative disclosure informs potential purchasers of our common stock of the extent of the cash received by Ms. Plaza from us. We also disclose the payments to Ms. Plaza in connection with our disclosure on dividends and dividend policy under “Market for Common Stock and Stockholder Matters.”

48.	Refer to the penultimate paragraph on page 32. Please expand your disclosure to quantify the potential tax liability to you for taxes on Plaza’s income from December 1, 2005 to January 25, 2006.

The paragraph has been revised to state that the amount of such taxes was $125,227, which reflects our reimbursement of Elizabeth Plaza’s tax obligation on such income. There is not potential tax liability to us for taxes on Plaza’s income during the period December 1, 2005 to January 24, 2005 since Plaza’s income for that period was included in Elizabeth Plaza’s income for that period.

Employment Agreements, page 32

49.
Please revise to describe the non-competition provisions of Elizabeth Plaza’s employment agreement. In addition, please clarify how you will calculate the bonus that would have been paid to her if she is terminated without cause. Provide similar clarification regarding the agreement with Nélida Plaza.

Language has been included under “Employment Agreements” to describe the non-competition provisions in Elizabeth and Nélida Plaza’s employment contracts.

Language has been included to state that, with respect to Elizabeth Plaza’s employment, since the bonus is discretionary, with a minimum bonus of 4% of Ms. Plaza’s salary, unless the compensation committee shall have provided for a greater bonus prior to the termination of Ms. Plaza’s employment without cause, Ms. Plaza would not be entitled to a bonus greater than a percentage of $10,000, which is 4% of $250,000, based on the remaining employment term. Since Nélida Plaza does not have any guaranteed minimum bonus, unless the compensation committee shall have provided for a bonus prior to her termination without cause, Ms. Plaza would not be entitled to any bonus payment.

Principal Stockholders, page 34

50.	Please tell us why you have excluded from the beneficial ownership of San Juan Holdings the 275,724 shares underlying the warrant held by RD Capital Group.

The principal stockholders’ table and the discussion following the table has been revised to include the shares owned by RD Capital Group as part of the shares beneficially owned by San Juan Holdings.

Securities and Exchange Commission
July 11, 2006

Description of Capital Stock, page 37

51.
We note your statement in the final paragraph on page 37 that the outstanding shares of your common stock are, and those to be issued upon exercise of the warrants and conversion of the preferred stock will be, validly issued, fully paid and non-assessable. Please confirm that you have received a legal opinion to this effect and identify counsel in your disclosure.

The legal opinion of Sichenzia Ross Friedman Ference LLP, which is referred to under “Legal Matters” and filed as Exhibit 5.1, covers the shares of common stock being covered by the registration statement, which are the outstanding shares of common stock held by the selling stockholders and the shares of common stock issuable upon exercise of the warrants held by the selling stockholders. The language under “Description of Capital Stock” has been revised.

Other Warrants, page 39

52.	Refer to the second paragraph under this heading. Please identify the “closing” you refer to in the first sentence of this paragraph.

The disclosure under “Other Warrants” has been revised to refer to the closing of the acquisition of Plaza.

How to Get More Information, page 40

53.	Please note that our address has permanently changed to 100 F Street N.E. and is no longer 450 Fifth Street N.W. Please revise your disclosure accordingly.

The Commission’s address has been corrected.

Financial Statements of Pharma-Bio Serv. Inc.

Report of Independent Registered Accounting Firm, page F-2

54.
We note the dual dating of the report of your independent registered accounting firm with respect to Note 12(a) and 12(b). We do not see a Note 12(a) or 12(b) in the footnotes to the financial statements. Please obtain a revised audit opinion that contains accurate references to the notes that have been updated subsequent to the date of the audit report.

The dating of the report of the independent registered accounting firm has been corrected.

55.	Please have your auditors revise the second paragraph of their audit report to be consistent with the language included in Interpretation 18 to SAS 58.

The auditor’s report has been revised.

Balance Sheets, page F-3

56.
We note that you have significant amounts of receivables outstanding as of January 31, 2006 and October 31, 2005 in relation to your annual revenues. Please revise your disclosure to separately present any amounts related to unbilled revenues as required by Rule 5-02 of Regulations S-X.

Securities and Exchange Commission
July 11, 2006

For the information of the staff, there were no unbilled receivables on January 31. 2006.

Consolidated Statements of Income, page F-4

57.
We are not able to recalculate your basic and diluted income per share for the years ended October 31, 2005 and 2004. We also note that the amounts reported here are different from the amounts included in Note A at page F-13 and in the summary financial information at page 5. Please provide us with, and revise to include, your calculations of basic and diluted EPS as reported on the statements of income for the periods indicated and explain why these amounts are different from those included elsewhere in the report, or revise accordingly. Refer to Item 601(b)(11) of Regulation S-B.

The section “Income Per Share of Common Stock” in Note A sets forth the method of calculating income per share of common stock. The method of computing the weighted average shares of common stock outstanding is set forth in Exhibit A to this Letter.

58.
We note your disclosure in Note A, page 12, that Plaza granted stock options to purchase 4,125 shares of its common stock in the year ended October 31, 2004. Please tell us if and when such options were exercised, and how you considered these shares, which you state are equivalent to options to purchase 744,597 shares of Pharma-Bio Serv common stock, in determining the weighted average number of common shares outstanding on a diluted basis for the purpose of calculating diluted EPS.

None of the options granted by Plaza was exercised. All were cancelled and replaced by options to purchase our stock. The information under “Stock-based Compensation” in Note A has been expanded to include the method by which the options to purchase 4,125 shares of Plaza’s common stock were deemed equivalent to options to purchase 744,597 shares of our common stock.

59.	Please revise to present pro forma net income and earnings per share in addition to the historical amounts to reflect your operations had you been a taxable entity during each period.

The pro forma net income and earnings per share to reflect the operations as if we had been a taxable entity during each period is included in Note F.

Consolidated Statement of Changes in Stockholders’ Equity, page F-6

60.
We note that you have not allocated any value to the issuance of warrants to purchase common stock at $0.06 per share. Per your disclosure at page 39, there are 4,100,000 such warrants outstanding. In light of your disclosure at page 22 that you deem the fair value of your stock to be $0.7344, please tell us what accounting literature you relied on in determining there was no value associated with these warrants.

We issued warrants to purchase an aggregate of 4,100,000 shares of common stock at $.06 per share, of which warrants to purchase 1,600,000 were issued in connection with the organization of the Company, then known as Lawrence Consulting Group, in 2004, and were valued at a total of $800, and 2,500,000 were issued to San Juan Holdings. The warrants issued to San Juan Holdings were valued at an intrinsic value of $.6744 for each share subject to the warrants, for a total of $1,686,000.

Note A - Organization and Summary of Significant Accounting Policies, page F-8

Basis of Presentation, page F-8

61.	Please revise to remove reference the accompanying footnotes as condensed and not

Securities and Exchange Commission
July 11, 2006

containing all disclosure required by accounting principles generally accepted in the United States of America.

Note A has been revised to eliminate reference to the footnotes as condensed and to include the language stating that the interim financial statements have been prepared in accordance with the instruction for Form 10-QSB and Regulation S-B.

62.
Please tell us why you have presented unaudited financial statements on a combined basis for the three months ended January 31, 2005. The historical financial statements presented for all periods prior to the date of the transaction should be those of the accounting acquirer, Plaza. The results of Lawrence, the accounting target, should only be included from the date of the transaction and forward.

The financial statements of Pharma-Bio Serv reflect the operations of Plaza for periods prior to January 25, 2006, and thereafter the combined operations of the two companies.

Reverse Acquisition, page F-8

63.
As it relates to the merger transaction between Lawrence and Plaza, please tell us how you considered whether Lawrence constituted a public shell at the time of the transaction, and how this determination impacted your accounting treatment of the transaction, specifically whether the transaction is a reverse merger or a recapitalization. Include references to the accounting literature that you relied upon in reaching your conclusions. If you determine that this transaction is a reverse merger, please tell us why you have not provided the pro forma financial information required by Item 310(d) of Regulation S-B, or revise to include such information.

At the time of the closing of the acquisition of Plaza, Lawrence was a public shell as defined under Rule 12b-2, and, on the cover page of its Form 10-QSB for the quarter ended September 30, 2006, Lawrence stated that it was a shell corporation. The transaction is a reverse acquisition, with Plaza as the accounting acquiring party with the capital stock account of Lawrence being recapitalized to reflect the reverse acquisition, with the 1,750,000 shares of common stock that were issued to Elizabeth Plaza and San Juan Holdings and the warrants to purchaser 2,500,000 shares of common stock that were issued to San Juan Holding being treated as outstanding shares or warrants for all periods.

64.
We note your statements that, “effective on the acquisition date, the Company’s balance sheet includes the assets and liabilities of Plaza and its equity accounts have been recapitalized to reflect the equity of Plaza.” The historical financial statements should reflect the equity structure of the legal acquirer, Lawrence. Please revise accordingly.

The historical financial statements reflect the equity structure of the legal acquirer, Lawrence, with the securities issued to Elizabeth Plaza and San Juan Holdings being deemed outstanding for the entire period, and the outstanding securities of Lawrence being deemed issued on the closing date of the reverse acquisition.

65.
We note your statement that, “effective on the acquisition date, and for all reporting periods thereafter, the Company’s operating activities, including any prior comparative periods, will include only those of Plaza.” This is inconsistent with the financial statements for the three months ended January 31, 2006 and 2005, which are labeled as consolidated and combined, respectively. The financial statements for historical and current periods should be those of Plaza, the accounting acquirer, and should also include the assets, liabilities, and operations of Lawrence for all periods from the date of the acquisition forward_ Please reconcile these statements and revise your financial statements and related disclosure as appropriate.

Securities and Exchange Commission
July 11, 2006

The financial statements reflect the operations and financial condition of Plaza prior to the closing of the reverse acquisition and thereafter reflect the consolidated operations and financial condition of both companies.

66.
Please explain to us the nature of all entries made to APIC and Retained Earnings in relation to the reverse acquisition, including the issuance of the 1,150,000 shares to Elizabeth Plaza, the 600,000 shares issued to San Juan Holdings, the $10.0 million paid to Elizabeth Plaza, and the accrual of the three payments of $2.75M each due to Elizabeth Plaza. Specifically, please tell us your basis for recording all such amounts directly to equity. In your response, please tell us how your determination of whether Lawrence constituted a public shell at the time of the transaction, the extent of the cash held by Lawrence at the time of the transaction, and whether such amounts constituted compensation to Elizabeth Plaza or transaction costs, impacted your determination of the appropriate accounting treatment of such amounts. Include references to any accounting literature that you relied on in reaching your conclusions.

The entries made to reflect the reverse acquisition were made by direct charges to equity. This decision reflects (a) the fact that Lawrence was a shell corporation (see the response to comment 63) (b) under reverse acquisition accounting, Plaza is the acquiring party for accounting purposes, and (c) no good will results from the transaction. Since the historical balances for assets and liabilities of Plaza are carried forward and treated as the financial statements of the accounting acquiring entity for periods prior to the closing of the reverse acquisition, the consideration for the shares is treated as a charge against equity. None of the consideration payable to Elizabeth Plaza constitutes compensation to her, but constitutes the purchase price of her stock.

Revenue Recognition. page F-10

67.
Please revise to expand your revenue recognition policy to address all types of contracts in which you are involved. In this respect, we note your disclosure at page 19 that your revenues are derived from time and materials, fixed fee and “not to exceed” contracts. Please include a discussion of whether you are involved in any long-term contracts that are fixed fee or “not to exceed” contracts and, if so, to discuss how you review such contracts to determine if they are in a loss position, how you estimate such loss and how you record such loss to your financial statements. Please include references to the accounting literature that you relied on in developing your revenue recognition policies.

The disclosure on revenue recognition has been revised to show the revenue recognition policies on the different types of contracts. The fixed fee or “not to exceed” contracts are generally short-term contracts and we have not experienced any significant losses from these contracts. As a result, we do not recognize any loss on these contracts until completion.

Income Taxes, page F-10

68.
Please revise to clarify from what point Plaza became liable for income taxes. Your statement that Plaza and the Company are no longer eligible for treatment as a Subchapter N corporation after completion of the reverse acquisition appears to imply that Plaza became taxable on the transaction date of January 25, 2006. As such, this statement appears inconsistent with your statement that you will be liable for taxes on Plaza’s income from December 1, 2005 until January 25, 2006. Please also revise your disclosure within MD&A at page 22 to clarify when you became liable and to be consistent with the disclosure in your footnotes.

The Company became obligated to pay taxes on January 25, 2006, the closing date with respect to the reverse acquisition. The Company’s obligation to reimburse Elizabeth Plaza for the taxes incurred from December 1, 2005 to the closing date is a contractual obligation under the merger agreement relating to the

Securities and Exchange Commission
July 11, 2006

reverse acquisition.

Stock-based Compensation. page F-11

69.
We note that net income, basic earnings (loss) per share of common stock as reported and diluted earnings (loss) per share of common stock as reported for the years ended October 31, 2005 and 2004 per your pro forma disclosure do not agree to related amounts per the consolidated statements of income. In addition, diluted earnings (loss) per share of common stock as reported per your pro forma disclosure for the three months ended January 31, 2006 does not agree to the same amount per the consolidated statements of income. Please advise us, and revise to explain, why these amounts are different or revise accordingly.

The basic and diluted earnings per share reflect the accounting treatment of the transaction as a reverse acqusition.

Note I - Stock Options, page F-20

70.
We note your disclosure that, with regard to the 75,000 options issued to your independent directors and the 1,400,000 options issued to former Plaza employees and option holders, you deemed the exercise price of $0.7344 to be the fair market value on the date of grant. We also note your disclosure at page 22 that $0.7344 represents the book value of your common stock as of October 31, 2003, which you deemed to be the fair value of the common stock. Please tell us how you determined that this amount remains the fair value of your common stock. In your response, tell us how you considered changes in your balance sheet and operations since October 31, 2003 and any other factors you deemed relevant, such as sales of common stock for cash, in arriving at the fair value of your common stock on the date of issuance of these options. Please provide the same information as it relates to the 300,000 options issued subsequent to year end, as disclosed in Note L at page F-22.

The options that were granted in the year ended October 31, 2004 were granted by Plaza at a time when it was a private company. During that year, Plaza granted options to purchase 4,125 shares of its common stock at an exercise price of $138.19 per share, which was the book value at October 31, 2003. As discussed under the heading “Stock-based Compensation” in Note A, these options are deemed equivalent to options to purchase 776,186 shares of our common stock at an exercise price of $.7344.

We determined that the fair market value is $.7344, based on the price paid for the common stock in the private placement which was completed contemporaneously with the closing. This price is determined by dividing the purchase price paid for the units ($250,000 per unit) by the number of shares of common stock issuable upon conversion of the shares of series A preferred stock included in the units (340,400 shares of common stock per unit), without giving any value to the warrants that were included as part of the units.

71.
We note that, of the 1,400,000 options issued to former Plaza employees, 776,186 were granted to employees whose options to purchase Plaza common stock were cancelled and the remaining 623,814 were granted to both the former holders of Plaza options and additional Plaza employees. We also note your disclosure at page P-12 that the 4,125 outstanding Plaza options were deemed equivalent to options to purchase 744,957 shares of common stock. Tell us how you determined the equivalent number of Pharma-Bio options and how you considered whether there was any incremental value to the options granted in lieu of the cancelled Plaza options.

The information under “Stock-based Compensation” in Note A has been expanded to include the method by which the options to purchase 4,125 shares of Plaza’s common stock were deemed equivalent to options to purchase 744,597 shares of our common stock.

Securities and Exchange Commission
July 11, 2006

Part II

Item 26. Recent Sales of Unregistered Securities, page II-2

72.
Please list under this Item 26 all issuances of securities by you or Lawrence Consulting over the preceding 2 years, whether or not disclosed elsewhere and specifically identify the exemption or exemptions upon which you relied in making those issuances without registration. Please include facts supporting your claimed exemptions.

Item 26 has been expanded to list all issuances of securities during the past two years and to identify the exemption and the basis for the exemption.

73.
Please disclose the exemption from registration that you relied upon for the grant of options to employees in January 2006. Also, disclose the type and amount of consideration you received in exchange for the options.

The Plaza options were cancelled and new options were issued by us. The disclosure has been expanded to disclose the basis for the exemption.

Item 26. Exhibits

74.	Please file your legal opinion with your next amendment or provide us with a draft of the opinion so that we have sufficient time to review and comment on it.

A draft of the opinion of counsel is being filed as an exhibit.

Item 28. Undertakings

75.	Please update your undertakings in accordance with the amendments to Item 512 of Regulation S-B that became effective December 1, 2005.

The undertakings have been revised in accordance with Item 512.

Very truly yours,

s/ Elizabeth Plaza

Elizabeth Plaza, CEO

Securities and Exchange Commission
July 11, 2006

Exhibit A

Computation of weighted average shares outstanding (SHOUT) - Basic and Diluted

I. Periods prior to the reverse acquisition

	Weighted Average Common SHOUT - Basic
	Actual
	Number of	Shares
Description of Item	Shares	deemed O/S

# shares deemed issues to PCG:
- Elizabeth Plaza	1,150,000	1,150,000
- SJH	600,000	600,000

Weighted-average number of
common shares outstanding - Basic		1,750,000

Securities and Exchange Commission
July 11, 2006

	Weighted Average Common SHOUT - Diluted
					Shares times
	Actual	Conversion	Subtotal #	Fractional %	Fractional %
	Number of	Ratio/Ex-	of deemed	of Period	of Quarter
Description of Item	Shares	ercise Price	SHOUT	deemed O/S	deemed O/S
Weighted-average number of
common shares outstanding - Basic					1,750,000
Number of shares deemed outstanding

From conversion of SJH Warrants:
Proceeds from exercise of SJH Warrants	2,500,000	$0.06	$50,000
Number of Shares Issued			2,500,000
Number of Shares assumed to be reacquired			204,248
Number of Shares assumed issued & not reacquired			2,295,752	100.00%	2,295,752

From conversion of Option of PCG Key Employees:
Proceeds from exercise of Stock PCG Key Employees	776,186	$0.7344	$570,031
Number of Shares Issued			776,186
Number of Shares assumed to be reacquired			776,186
Number of Shares assumed issued & not reacquired			—	N/A	N/A

Total deemed SHOUT					2,295,752

Period Weighted-average number of
common shares outstanding - Diluted					4,045,752

Preferred and Warrant Background Information:
Number of Units Sold	N/A
Number of Preferred Shares per Unit	N/A
Warrant A Shares	N/A
Warrant A Shares - Exercise Price	N/A
Warrant B Shares	N/A
Warrant B Shares - Exercise Price	N/A
P-BS Assumed Market Price	N/A
SJH Warrants	2,500,000
SJH Warrants - Exercise Price	$0.06
Stock Options to PCG Key Employees	76,186
Stock Options to PCG Key Employees - Exercise Price	$0.7344
Broker Warrants	N/A
Broker Warrants - Exercise Price	N/A
P-BS Warrants	N/A
P-BS Warrants - Exercise Price	N/A

Securities and Exchange Commission
July 11, 2006

II. Six months Ended April 30, 2006

		From 11/1/2005 to 1/24/2006		From 1/25/2006 to 4/24/2006
Total # of Days during the Six Month Period Ended 4-30-06:	Total	1/24/2006	% Total	1/31/2006	% Total
- November 2005	30	30	16.57%	—	0.00%
- December 2005	31	31	17.13%	—	0.00%
- January 2006	31	24	13.26%	7	3.87%
- February 2006	28	0	0.00%	28	15.47%
- March 2006	31	0	0.00%	31	17.13%
- April 2006	30	0	0.00%	24	13.26%
	181	85	46.96%	90	49.72%

	Weighted Average Common SHOUT - Basic
				Shares times
	Actual	Subtotal #	Fractional %	Fractional %
	Number of	of deemed	of Six Months	of Six Months
Description of Item	Shares	SHOUT	deemed O/S	deemed O/S
Number of shares deemed outstanding
from November 1, 2005 to January 25, 2006:
# shares deemed issues to PCG:
- Elizabeth Plaza	1,150,000	1,150,000	46.96%	540,055
- SJH	600,000	600,000	46.96%	281,768

Number of shares deemed outstanding from
January 25, 2006 to April 24, 2006:
# shares deemed outstanding as of the beginning
of the First Quarter	275,900	551,800	49.72%	274,376
# shares deemed issues to PCG:
- Elizabeth Plaza	1,150,000	1,150,000	49.72%	571,823
- SJH	600,000	600,000	49.72%	298,343

Number of shares deemed outstanding from
April 25, 2006 to April 30, 2006:
# shares deemed outstanding as of the beginning
of the First Quarter	275,900	551,800	3.31%	18,292
# shares deemed issues to PCG:
- Elizabeth Plaza	1,150,000	1,150,000	3.31%	38,122
- SJH	600,000	600,000	3.31%	19,890
# converted shares (from preferred to common)	16,013,201	16,013,201	3.31%	530,824

Weighted-average number of
common shares outstanding - Basic				2,573,492

Securities and Exchange Commission
July 11, 2006

	Weighted Average Common SHOUT - Diluted
					Shares times
	Actual	Conversion	Subtotal #	Fractional %	Fractional %
	Number of	Ratio/Ex-	of deemed	of Semester	of Semester
Description of Item	Shares	ercise Price	SHOUT	deemed O/S	deemed O/S
Weighted-average number of
common shares outstanding - Basic					2,573,492

Number of shares deemed outstanding
from November 1, 2005 to January 24, 2006:

From conversion of SJH Warrants:
Proceeds from exercise of SJH Warrants	2,500,000	$0.06	$150,000
Number of Shares Issued			2,500,000
Number of Shares assumed to be reacquired			204,248
Number of Shares assumed issued & not reacquired			2,295,752	46.96%	1,078,115

From conversion of Investor Warrants A:
Proceeds from exercise of Warrants A	3,999,700	$1.10	$4,399,670
Number of Shares Issued			3,999,700
Number of Shares assumed to be reacquired			5,990,836
Number of Shares assumed issued & not reacquired			—	N/A	N/A

From conversion of Investor Warrants B:
Proceeds from exercise of Warrants B	3,999,700	$1.65	$6,599,505
Number of Shares Issued			3,999,700
Number of Shares assumed to be reacquired			8,986,254
Number of Shares assumed issued & not reacquired			—	N/A	N/A

From conversion of Option of PCG Key Employees:
Proceeds from exercise of Stock PCG Key Employees	1,400,000	$0.73	$1,028,160
Number of Shares Issued			1,400,000
Number of Shares assumed to be reacquired			1,400,000
Number of Shares assumed issued & not reacquired			—	N/A	N/A

From conversion of Broker Warrants:
Proceeds from exercise of Broker Warrants	1,439,892	$0.73	$1,057,457
Number of Shares Issued			1,439,892
Number of Shares assumed to be reacquired			1,439,892
Number of Shares assumed issued & not reacquired			—	N/A	N/A

Total deemed SHOUT from 11/1/05 to 1/24/06			—		1,078,115

Securities and Exchange Commission
July 11, 2006

	Weighted Average Common SHOUT - Diluted
					Shares times
	Actual	Conversion	Subtotal #	Fractional %	Fractional %
	Number of	Ratio/Ex-	of deemed	of Semester	of Semester
Description of Item	Shares	ercise Price	SHOUT	deemed O/S	deemed O/S
Number of shares deemed outstanding
from January 25, 2006 to April 24, 2006:
From conversion of LCG Warrants:
Proceeds from exercise of LCG Warrants	1,600,000	$0.06	$96,000
Number of Shares Issued			1,600,000
Number of Shares assumed to be reacquired			130,719
Number of Shares assumed issued & not reacquired			1,469,281	49.72%	730,582

From conversion of Conv. Preferred Stock:
Number of Convertible Preferred Shares Issues	1,175,000	13.616	16,013,201	49.72%	7,962,365

From conversion of SJH Warrants:
Proceeds from exercise of SJH Warrants	2,500,000	$0.06	$150,000
Number of Shares Issued			2,500,000
Number of Shares assumed to be reacquired			204,248
Number of Shares assumed issued & not reacquired			2,295,752	49.72%	1,141,534

Total deemed SHOUT from 1/25/05 to 4/24/06					9,834,481

Number of shares deemed outstanding
from April 25, 2006 to April 30, 2006:
From conversion of LCG Warrants:
Proceeds from exercise of LCG Warrants	1,600,000	$0.06	$96,000
Number of Shares Issued			1,600,000
Number of Shares assumed to be reacquired			130,719
Number of Shares assumed issued & not reacquired			1,469,281	3.31%	48,705

From conversion of SJH Warrants:
Proceeds from exercise of SJH Warrants	2,500,000	$0.06	$150,000
Number of Shares Issued			2,500,000
Number of Shares assumed to be reacquired			204,248
Number of Shares assumed issued & not reacquired			2,295,752	3.31%	76,102

Total deemed SHOUT from 4/25/05 to 4/30/06					124,808

Semester Weighted-average number of
common shares outstanding - Diluted					13,610,896

Securities and Exchange Commission
July 11, 2006

Preferred and Warrant Background Information:
Number of Units Sold	47
Number of Preferred Shares per Unit	25,000
Warrant A Shares	3,999,700
Warrant A Shares - Exercise Price	$1.10
Warrant B Shares	3,999,700
Warrant B Shares - Exercise Price	$1.65
P-BS Assumed Market Price	$0.7344
SJH Warrants	2,500,000
SJH Warrants - Exercise Price	$0.06
Stock Options to PCG Key Employees	1,400,000
Stock Options to PCG Key Employees - Exercise Price	$0.7344
Broker Warrants	1,439,892
Broker Warrants - Exercise Price	$0.7344